CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No      X

UPM-Kymmene Corporation
Stock Exchange Release 17 October,2002 at 3 p.m.

EU COMMISION CLEARS THE UPM-KYMMENE ACQUISITION OF MACTAC

EU Commission has cleared UPM-Kymmene’s acquisition of MACtac, the pressure sensitive materials business from the US based Bemis Company Inc. The transaction is still pending approval by the US competition authorities. The transaction is expected to close by year-end.

In 2001, MACtac’s turnover was approx. USD 500 million and it has five production facilites in the US, one in Belgium and a joint venture in Mexico. Raflatac produces self-adhesive labelstock in nine countries worldwide and its turnover in 2001 was approx. USD 600 million.

For more information please contact:
Mr Pentti Kallio, President, Raflatac Group, tel. +358 204 15 0015

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2002	UPM-KYMMENE CORPORATION

	By:	/s/ KARI TOIKKA
Kari Toikka Executive Vice President and CFO

	By:	/s/ OLAVI KAUPPILA
Olavi Kauppila Vice President, Investor Relations

2